NEWS RELEASE

A (TSX)
ABY (NYSE)

Four Significant Initiatives Announced in Conjunction with Q2 Results
➢	Intent to proceed with an IPO of an Ontario hydro income fund
➢	Plan to acquire remaining interest in Augusta Newsprint Company
➢	Intent to sell woodlands to be acquired with Augusta Newsprint Company
➢	Suspension of quarterly dividend

MONTRÉAL, July 26, 2006 - Abitibi-Consolidated Inc. reported today second quarter net earnings of $157 million, or 36 cents a share. This compares to a loss of $43 million, or 10 cents a share, recorded in the second quarter of 2005. Included in the quarter’s results were the following after-tax specific items: a gain on translation of foreign currencies of $130 million and a positive income tax adjustment of $63 million, related to the reduction in the Canadian federal income tax rate.

Although not a GAAP measure, the Company would have incurred a loss of $36 million, or 8 cents per share, before the impact of the above-noted items. This compares to a loss of $26 million, or 6 cents a share, in the second quarter of 2005 (see Table 3 of MD&A).

The operating profit in the quarter is $48 million, compared with an operating profit of $57 million in the same quarter of 2005. The reduction of operating profit from continuing operations is mainly attributable to the strength of the Canadian dollar, lower prices in the Wood Products segment and higher cost of products sold in the Commercial Printing Papers segment. These were partially offset by higher prices in the Company’s two paper segments and lower amortization. The 10.8% appreciation of the Canadian dollar, compared to the US dollar, is estimated to have had an unfavourable impact of $83 million on the quarterly operating results, compared to the same period last year.

Q2 2006 Highlights
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• Sales of $1.25 billion ($1.35 billion in Q2 2005)
• EBITDA of $158 million ($187 million in Q2 2005)
• Higher selling prices for the Company’s two paper segments
• Lower newsprint costs and high operating rates
• Newsprint inventories remain at historic low levels
• SG&A on target for $35 million annualized savings

“The Operations Review undertaken in 2005 is yielding the desired results. In both Q1 and Q2, we have generated increased newsprint EBITDA and margins on reduced sales volumes. In fact, we shipped 13% less newsprint in the second quarter yet increased EBITDA by 19%, compared to the same quarter last year,” said John Weaver, President and CEO.

The Company intends to proceed with an initial public offering (IPO) of an income fund that would hold a minority interest in all of Abitibi-Consolidated’s Ontario hydroelectric assets (consisting of approximately 137 MW of installed capacity). The income fund is intended to be the Company’s growth vehicle in energy generation. Subject to receipt of the necessary licenses and approvals, the offering would be expected to close in the fourth quarter of 2006.

Subject to the closing of the IPO, the Company also intends to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company, a company operating a newsprint mill in Augusta, Georgia. This transaction should close during the fourth quarter of 2006. Concurrently, Abitibi-Consolidated intends to proceed with the sale of 55,000 acres of woodlands related to the Augusta operation.

The Company is also announcing the suspension of the quarterly dividend. “Albeit a difficult decision, this is the right action given today’s context,” stated Weaver.

The four steps announced today are expected by themselves to further reduce debt starting in 2007 as well as provide liquidity and improve profitability. “We all recognize that this is a challenging time and we remain committed to doing what it takes to return the Company to profitability and to fully realize the intrinsic value of our assets,” added Weaver.

A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (Eastern). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts

Investors: Francesco Alessi Director, Investor Relations 514 394-2341 falessi@abitibiconsolidated.com	Media: Seth Kursman Vice President Communications and Government Affairs 514 394-2398 seth_kursman@abitibiconsolidated.com

FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.